222 West Adams Street Chicago, Illinois 60606	Peter J. Falconer Associate General Counsel, Corporate Securities Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com

December 6, 2012

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GATX Corporation

Form 10-K for the year ended December 31, 2011

Filed February 24, 2012

File No. 001-02328

Dear Ms. Cvrkel:

On behalf of GATX Corporation, I am responding to the comment letter dated November 21, 2012 with respect to the above-referenced filing. We very much appreciate the Staff’s willingness to discuss with us the matters raised in the comment letter. In light of our ongoing conversations, we plan to file a written response promptly upon resolution of these matters.

If you have any questions or comments, or if you require any additional information, please call me at (312) 621-8086.

Sincerely yours,

/s/ Peter J. Falconer
Peter J. Falconer Associate General Counsel, Corporate Securities